SGOCO Group, Ltd. Announces Second Quarter 2013 Financial Results

BEIJING, CHINA, August 20, 2013 – SGOCO Group, Ltd. (Nasdaq: SGOC) (“SGOCO” or the “Company”), a company focused on product design, distribution and brand development in the flat-panel display market, today announced its unaudited financial results for the second quarter ended June 30, 2013.

Second Quarter 2013 Comparisons with Second Quarter 2012 - Financial Highlights

•	Total revenue increased 38.7% year-over-year to $59.2 million
•	Gross profit increased 31.5% year-over-year to $5.2 million, gross margin at 8.8% as compared to 9.3%
•	Operating income increased 97.3% year-over-year to $4.1 million, operating margin at 6.8% as compared to 4.8%
•	Net income increased 175.7% year-over-year to $3.4 million, net margin at 5.7% as compared to 2.9%
•	Basic and diluted earnings per share (“EPS”) were $0.20 as compared to $0.07

Second Quarter 2013 Comparisons with Second Quarter 2012 - Operational Highlights

•	SGOCO Brand and Licensed Brands (previously known as “SGOCO Brand”) generated $41.3 million, an increase of 9.1% year-over-year, representing 69.8% of total revenues as compared to 88.7%. Key Accounts sales (previously known as “Non-SGOCO brand and OEM”) generated $17.1 million, an increase of 255.8% year-over-year, representing 28.9% of total revenues as compared to 11.3%.

First Half 2013 Comparisons with First Half 2012 - Financial Highlights

•	Total revenue increased 47.3% year-over-year to $113.8 million
•	Gross profit increased 34.8% year-over-year to $8.9 million, gross margin at 7.9% as compared to 8.6%
•	Operating income increased 81.3% year-over-year to $6.7 million, operating margin at 5.9% as compared to 4.8%
•	Net income up 137.9% year-over-year to $5.1 million, net margin at 4.5% as compared to 2.8%
•	Basic and diluted earnings per share were $0.30 as compared to $0.12

First Half 2013 Comparisons with First Half 2012 - Operational Highlights

•	SGOCO Brand and Licensed Brands generated $77.9 million, increased 32.6% year-over-year, representing 68.5% of total revenues as compared to 76.3%. Key Accounts sales generated $23.6 million, increased 29.5% year-over-year, representing 20.7% of total revenues as compared to 23.7%.

Mr. Burnette Or, President and Chief Executive Officer of SGOCO, commented on the results. "Our performance over the second quarter demonstrated our continued strength in the flat-panel display market, as revenue grew 39% year over year and net earnings increased by 176% from last year. These positive signs are indicative of the success we have achieved in implementing our four-prong strategy to position the Company in a promising direction for the future.

"Our four-prong strategy enables us to focus on strengthening our brand portfolio, specializing in high-growth industry verticals, diversifying our product lines and expanding distribution channels across China’s tier three and four cities. These strategies are being well-implemented and we are pleased with the results of our efforts. We have received positive feedback for our newly developed products, the touch-screen Parts-In-One (PIO) and All-In-One (AIO) PC. We expect these new products to further drive our growth in the second half of the year and to facilitate the expansion of our sales and distribution networks in various areas of China. As a result, we are able to strengthen our solid brand portfolio and expand our market share.

"With China's economic focus expected to shift towards tier three and four cities over the next decade, our leading capabilities in product distribution in these cities will come to bear on numerous opportunities and challenges that lie ahead. Over the last three quarters, we have rapidly expanded our coverage of distribution networks in rural areas to most of the provinces, covering a substantial area of China geographically."

Mr. Or concluded, "We have also opened our new sales operation in Shenzhen, one of the most active and demanding cities for innovative electronic devices to accommodate the expansion of sales and services in China, and it will become SGOCO’s key sales and operational base going forward. Our focus on geographic and product expansion guarantees SGOCO's success in increasing profitability through the development of new products and opportunistic acquisitions, priming the Company to capitalize on the enormous business opportunities afforded by China's shifting landscape."

SECOND QUARTER 2013 FINANCIAL RESULTS

Revenue

Total revenue for the second quarter 2013 increased 38.7% to $59.2 million from $42.7 million in the second quarter of 2012. The year-over-year revenue increase was mainly due to the addition of a few local distributor clients and increased sales of flat panel monitors in the second quarter.

Of the total revenues in the quarter, $41.3 million or 69.8% of total revenues were from SGOCO Brand and its Licensed Brands; $17.1 million or 28.9% of total revenues were from Key Accounts sales; and $0.8 million or 1.3% of total revenues were from sales of Other Application Products.

Cost of Goods Sold

Cost of goods sold increased 39.5% to $54.0 million from $38.7 million in the second quarter of 2012. The increase was in line with the revenue growth.

Gross Profit and Gross Margin

Gross profit increased 31.5% to $5.2 million from $4.0 million for the second quarter of 2012.

The overall gross margin for the second quarter of 2013 was 8.8%, as compared with 9.3% for the second quarter of 2012. The decrease in gross margin was mainly due to withholding tax paid to Chinese authorities, starting in the second half of 2012, for recycling imported monitors. This decrease was alleviated by the exchange gain we recognized due to the appreciation of the Renminbi, as most of our purchases were settled in USD. During the second quarter of 2013, SGOCO Brand and its Licensed Brands’ sales had a gross margin of 9.6%, which decreased from 9.9% in the second quarter of 2012. During the second quarter of 2013 and 2012, Key Accounts sales had a gross margin of 8.2% and 5.9%, respectively. Sales of other application products in the second quarter of 2013 recorded a gross margin of 10.4%, as compared to nil sales in the second quarter of 2012.

Operating Expenses

Selling, General and Administrative expenses for the second quarter of 2013 decreased to $1.2 million from $1.9 million for the second quarter of 2012.

Selling expenses for the second quarter of 2013 increased 140.0% year-over-year to $0.3 million, representing 0.5% of total revenues, compared with $0.1 million or 0.3% of total revenues in the second quarter of 2012. The increase was mainly attributable to an increase in transportation costs from increased product sales during the second quarter and increased staff costs due to additional employees hired in Shenzhen and Beijing offices to strengthen the sales team.

General and Administrative (“G&A”) expenses decreased 52.7% year-over-year to $0.8 million from $1.8 million for the second quarter of 2012. The decrease of G&A expenses was due to tightened controls over expenses and a decrease in the professional fees due to the completion of investigation in relation to the Company’s trading halt and change of auditors in 2012.

Operating Income and Operating Margin

Operating income for the second quarter of 2013 was $4.1 million, up 97.3% from $2.1 million in the second quarter of 2012. Operating margin was 6.8%, and improved from 4.8% in the second quarter of 2012 due to the increase of revenue and reduction of G&A expenses.

Net Income, Net Margin and EPS

Net income for the second quarter of 2013 was $3.4 million, an increase of 175.7% from $1.2 million in the second quarter of 2012. Net margin was 5.7% for the second quarter of 2013, which increased from 2.9% in the second quarter of 2012.

Basic and diluted EPS were $0.20 for the second quarter of 2013, compared to $0.07 in the second quarter of 2012. Basic and diluted EPS for the second quarter of 2013 was calculated based on 17,173,981 weighted average number of common shares as compared to 17,059,860 weighted average number of common shares in the second quarter of 2012.

Balance Sheet

Cash and cash equivalents

As of June 30, 2013, cash and cash equivalents were $14.2 million, an increase of $ 2.7 million from $11.5 million as of December 31, 2012. The increase in the cash position was primarily attributable to an increase in operating cash flow from increased sales during the second quarter.

Accounts receivable

Accounts receivable as of June 30, 2013 increased 28.7% to $76.4 million from $59.4 million as of December 31, 2012. The increase was primarily attributable to increased sales during the second quarter. As of June 30, 2013, Accounts Receivable Turnover Days was 108 days compared to 68 days as of June 30, 2012. The increase in Accounts Receivable Turnover Days was mainly because most of our customers made use of the credit period we granted them.

Inventories

Inventories as of June 30, 2013 increased 186.6% to $16.4 million from $5.7 million as of December 31, 2012. The increase was primarily to fulfill the upcoming sales orders and expected market demand. As of June 30, 2013, Inventory Turnover Days was 19 days compared to 4.5 days as of June 30, 2012. The increase in Inventory Turnover Days was mainly because we made significant purchases close to June 30, 2013 for next quarter orders.

Working capital

Working capital increased to $83.6 million from $78.1 million at the end of 2012. The current ratio was 2.56 on June 30, 2013, compared to 3.86 on December 31, 2012.

Voting results of the 2012 Annual General Meeting of Shareholders

SGOCO also announced the voting results of its 2012 annual general meeting of shareholders ("AGM"), held in Beijing, China on June 24th, 2013. At the AGM, shareholders approved all of the following resolutions put forward in the proxy statement: (i) the approval and adoption of the financial statements for the year ended December 31, 2012; (ii) the approval and appointment of Crowe Horwath (HK) CPA Limited as auditor of the Company and to authorize the directors to fix the remuneration of the auditors; (iii) the election of Burnette Or, Robert Eu, Frank Wu, John Chen, Pik Yue Hon, Wai Man (Helen) Hsu, and Tin Man Or to serve as directors on the board until the close of the next annual general meeting of shareholders or  until their successors are duly elected. For more detailed information regarding these resolutions, please review the Notice of 2012 Annual General Meeting posted at the website: http://www.sgocogroup.com/us/SGOC/irwebsite/index.php?mod=shareholder.

CONFERENCE CALL INFORMATION

SGOCO's senior management will host a conference call on Wednesday, August 21, 2013 at 8 a.m. (Eastern)/5 a.m. (Pacific)/8 p.m. (Beijing/Hong Kong) to discuss quarterly results and operational updates.

To access the conference call, please dial in at least 10 minutes before the call.

1-877-941-4774 (US Toll-free)

1-480-629-9760 (International)

4001-200-611 (China Toll-free)

86-400-628-0671 (China)

Conference call identification number: 4632020

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://public.viavid.com/index.php?id=105494

An archive of the call will be available within 48 hours at http://www.sgocogroup.com/us/SGOC/irwebsite/index.php?mod=recent&id=16

ABOUT SGOCO GROUP, LTD.

SGOCO Group, Ltd. is focused on product design, brand development and distribution of flat panel display products, including computer monitors, TVs, computers and application specific products. SGOCO sells its products and services in the Chinese market and abroad. For more information about SGOCO, please visit our investor relations website http://www.sgocogroup.com.

For investor and media inquiries, please contact:

SGOCO Group, Ltd.

Serena Wu

Investor Relations Manager

Tel: +86 (10) - 85870173 (China)

US: +1(646) - 5831616 (Voice mail)

Email:ir@sgoco.com

SAFE HARBOR AND INFORMATIONAL STATEMENT

This announcement contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," “will,” "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company’s multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus to a “light-asset” model. Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, requirements or changes adversely affecting the LCD and LED market in China; fluctuations in customer demand for LCD and LED products generally; our success in promoting our brand of LCD and LED products in China and elsewhere; our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trends and client mix; possibility of securing loans and other financing without fixed assets as collateral; changes in government policy in China; the fluctuations and competition in sales and sale prices of LCD and LED products in China; China’s overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in SGOCO's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and SGOCO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED JUNE 30, 2013 AND 2012

(Unaudited)

(In thousands of U.S. dollars except share and per share data)

	2013	2012
REVENUES:
Revenues	59,242	42,702

COST OF GOODS SOLD:
Cost of goods sold	54,040	38,746

GROSS PROFIT	5,202	3,956

OPERATING EXPENSES:
Selling expenses	312	130
General and administrative expenses	838	1,772
Total operating expenses	1,150	1,902

INCOME FROM OPERATIONS	4,052	2,054

OTHER INCOME (EXPENSES):
Interest income	4	1
Interest expense	(58)	(24)
Other income (expense), net	13	3
Change in fair value of warrant derivative liability	(31)	47
Total other income (expenses), net	(72)	27

INCOME BEFORE PROVISION FOR INCOME TAXES	3,980	2,081

PROVISION FOR INCOME TAXES	586	850
NET INCOME	3,394	1,231

OTHER COMPREHENSIVE INCOME (LOSS):
Foreign currency translation adjustment	92	(11)

COMPREHENSIVE INCOME	3,486	1,220

EARNINGS PER SHARE:
Basic	0.20	0.07
Diluted	0.20	0.07

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic	17,173,981	17,059,860
Diluted	17,173,981	17,059,860

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012

(Unaudited)

(In thousands of U.S. dollars except share and per share data)

	2013	2012
REVENUES:
Revenues	113,785	77,224

COST OF GOODS SOLD:
Cost of goods sold	104,840	70,586

GROSS PROFIT	8,945	6,638

OPERATING EXPENSES:
Selling expenses	556	247
General and administrative expenses	1,670	2,684
Total operating expenses	2,226	2,931

INCOME FROM OPERATIONS	6,719	3,707

OTHER INCOME (EXPENSES):
Interest income	5	2
Interest expense	(93)	(39)
Other income (expense), net	(61)	(12)
Change in fair value of warrant derivative liability	(27)	48
Total other expenses, net	(176)	(1)

INCOME BEFORE PROVISION FOR INCOME TAXES	6,543	3,706

PROVISION FOR INCOME TAXES	1,429	1,556
NET INCOME	5,114	2,150

OTHER COMPREHENSIVE INCOME (LOSS):
Foreign currency translation adjustment	106	(83)

COMPREHENSIVE INCOME	5,220	2,067

EARNINGS PER SHARE:
Basic	0.30	0.12
Diluted	0.30	0.12

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic	17,130,888	17,059,860
Diluted	17,130,888	17,059,860

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

(In thousands of U.S. dollars except share and per share data)

	June 30, 2013	December 31, 2012
ASSETS	(Unaudited)
CURRENT ASSETS
Cash	14,156	11,548
Accounts receivable, net of provision for doubtful accounts of $105 and nil, respectively	76,401	59,355
Other receivables and prepayments	2,665	169
Inventories	16,408	5,725
Advances to suppliers	27,401	28,511
Other current assets	115	78
Total current assets	137,146	105,386

PLANT AND EQUIPMENT, NET	242	261

Total assets	137,388	105,647

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term loan	7,034	6,230
Accounts payable, trade	35,324	12,038
Accrued liabilities	257	156
Short-term loan – shareholder	209	209
Other payables	403	379
Customer deposits	2,666	1,155
Taxes payable	7,691	7,147
Total current liabilities	53,584	27,314

OTHER LIABILITIES
Warrant derivative liability	44	18

Total liabilities	53,628	27,332

Commitment and contingencies

SHAREHOLDERS' EQUITY
Preferred stock, $0.001 par value, 1,000,000 shares authorized, nil issued and outstanding as of June 30, 2013 and December 31, 2012, respectively	-	-
Common stock, $0.001 par value, 50,000,000 shares authorized, 17,660,356 and 17,465,356 issued and outstanding as of June 30, 2013 and December 31, 2012, respectively	18	17
Paid-in-capital	25,052	24,828
Statutory reserves	401	401
Retained earnings	58,158	53,044
Accumulated other comprehensive income	131	25
Total shareholders' equity	83,760	78,315
Total liabilities and shareholder’s equity	137,388	105,647

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012

(Unaudited)

(In thousands of U.S. dollars)

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	5,114	2,150
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	37	31
Provision for doubtful debts	105	-
Change in fair value of warrant derivative liability	27	(48)
Share-based compensation expenses	224	273
Change in operating assets and liabilities
Accounts receivable, trade	(17,469)	(18,725)
Other receivables and prepayments	(2,467)	(54)
Notes receivable	-	(94)
Inventories	(10,475)	38,537
Advances to suppliers	1,592	(43,793)
Other current assets	(35)	(121)
Accounts payables, trade	22,956	(144)
Accrued liabilities	98	81
Other payables	13	672
Customer deposits	1,476	1,426
Taxes payable	415	1,258
Net cash provided by (used in) operating activities	1,611	(18,551)

CASH FLOWS FROM INVESTING ACTIVITIES:
Settlement of consideration received from disposal of subsidiaries	-	18,734
Purchase of equipment	(15)	(69)
Net cash (used in) provided by investing activities	(15)	18,665

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in restricted cash	-	(318)
Notes payable	-	318
Proceeds from short-term loan	804	-
Net cash provided by financing activities	804	-

EFFECT OF EXCHANGE RATE ON CASH	208	65

INCREASE IN CASH	2,608	179

CASH, beginning of period	11,548	535

CASH, end of period	14,156	714

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest expenses paid (net of amount capitalized)	93	39
Income taxes paid	900	293

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Settlement of consideration receivable – received in finished goods	-	38,375